UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The9 Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

88337K104**

(CUSIP Number)

June 12, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing three Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1.	Names of reporting persons. Ark Pacific Capital Management Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 32,400,000
	6.	Shared voting power 0
	7.	Sole dispositive power 32,400,000
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 32,400,000
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.49%
12.	Type of reporting person (see instructions) FI

Item 1.

(a)	The name of the issuer is The9 Limited (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

Item 2.

(a)	This statement (this “Statement”) is being filed by Ark Pacific Capital Management Limited, an entity organized under the laws of Hong Kong (the “Filer”).

(b)	The Principal Business Office of the Filer is Suite 62, 6/F New Henry House, 10 Ice House Street, Central, Hong Kong.

(c)	For citizenship information see Item 4 of the cover sheet of the Filer.

(d)	This Statement relates to the Class A ordinary shares, par value US$0.01 per share, of the Issuer.

(e)

The CUSIP Number is 88337K104. This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing three Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☒	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page and Item 2. The percentage ownership in the Issuer held by the Filer is based on 158,102,908 Class A ordinary shares of the Issuer as reflected on the Register of Members of the Issuer delivered to the Reporting Persons on June 17, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Ark Pacific Special Opportunities Fund I, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Class A ordinary shares of the Issuer held by the Filer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to any person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2020

Ark Pacific Capital Management Limited

By:	/s/ Arthur Tak Kei Lau
Name: Arthur Tak Kei Lau Title: Director